<u>EXHIBIT A</u>

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, no par value per share, of Manitex International, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute the Agreement this 13th day of February 2025.

	Gardner Lewis Asset Management, L.P. By: Gardner Lewis Asset Management, Inc., its general partner
Dated: February 13, 2025	By: /s/ W. Whitfield Gardner W. Whitfield Gardner Chairman and CEO
	Gardner Lewis Asset Management, Inc.
Dated: February 13, 2025	By: /s/ W. Whitfield Gardner W. Whitfield Gardner Chairman and CEO